CUSIP No. 371559 10 5                                        (Page 1 of 6 Pages)


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                              -------------------

                                 SCHEDULE 13G


            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)

                            Genesee & Wyoming Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                     Class A Common Stock, $.01 par value

--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  371559 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)


                              -------------------

CUSIP No. 371559 10 5                                        (Page 2 of 6 Pages)




                                      13G

1     Name of Reporting Persons
      S.S. or I.R.S. Identification No. of Above Persons

      LOUIS S. FULLER

2     Check the Appropriate Box if a Member of a Group*                 (a) [_]
                                                                        (b) [_]

3     SEC Use Only

4     Citizenship or Place of Organization

      UNITED STATES

                 5  Sole Voting Power - 163,144
 Number of
  Shares         6  Shared Voting Power - 73,144
Beneficially
 Owned by        7  Sole Dispositive Power - 163,144
  Each
 Reporting       8  Shared Dispositive Power  - 73,144
 Person with

 9    Aggregate Amount Beneficially Owned by Each Reporting Person

      294,538 (See Item 4 for disclaimer of beneficial ownership as to certain shares)

 10   Check Box if the Aggregate Amount in Row (9) Excludes Certain
      Shares*                                                               [_]

 11   Percent of Class Represented by Amount in Row (9)

      6.5%

 12   Type of Reporting Person*

      IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 371559 10 5                                        (Page 3 of 6 Pages)



ITEM 1(A).  NAME OF ISSUER:

            Genesee & Wyoming Inc.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            71 Lewis Street
            Greenwich, Connecticut 06830

ITEM 2(A).  NAMES OF PERSON FILING:

            Louis S. Fuller

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

            16260 Kelly Cove Drive  #238
            Fort Myers, Florida 33908

ITEM 2(C).  CITIZENSHIP:

            United States

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            Class A Common Stock

ITEM 2(E).  CUSIP NUMBER:

            371559 10 5

ITEM 3.     STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B):

            Not Applicable

ITEM 4.     OWNERSHIP:

            (a) Amount Beneficially Owned:  294,538 shares

                Such amount consists of the following shares of Class A Common
                                                                --------------
                Stock: (i) 30,000 shares owned by the Reporting Person directly;
                -----
                (ii) 73,144 shares owned by the Reporting Person jointly with his wife; (iii) 30,000 shares owned by the Reporting Person's wife, as to which shares the Reporting Person disclaims beneficial ownership; and (iv) 14,375 shares owned by the Reporting Person's daughter, as to which shares the Reporting Person disclaims beneficial ownership.

CUSIP No. 371559 10 5                                        (Page 4 of 6 Pages)



               Such amount also consists of the following shares of the Issuer's Class B Common Stock: (i) 133,144 shares owned by the Reporting
               --------------------
               Person directly; and (ii) 13,875 shares owned by the Reporting Person's daughter, as to which shares the Reporting Person disclaims beneficial ownership. The Issuer's Class B Common Stock, par value $.01 per share, which is not registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended, has ten votes per share (as compared with the Class A Common Stock, which has one vote per share), and is freely convertible into an equal number of shares of Class A Common Stock.

          (b)  Percent of Class:  6.5%

          (c)  Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:  163,144

               (ii)   shared power to vote or to direct the vote:  73,144

               (iii)  sole power to dispose or to direct the disposition of:
                      163,144

               (iv)   shared power to dispose or to direct the disposition of:
                      73,144

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

          Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not Applicable

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable

CUSIP No. 371559 10 5                                        (Page 5 of 6 Pages)



ITEM 10.  CERTIFICATION:

          Not Applicable

CUSIP No. 371559 10 5                                        (Page 6 of 6 Pages)


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 5, 1997                /s/ Louis S. Fuller
                                      ------------------------------------
                                      Louis S. Fuller